EXHIBIT 99.1

Brookfield Infrastructure to Issue $100 Million of Preferred Units

All amounts in Canadian dollars

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days.

BROOKFIELD, NEWS, Aug. 20, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to issue 4,000,000 5.75% Cumulative Minimum Rate Reset Class A Preferred Limited Partnership Units, Series 19 (the “Series 19 Preferred Units”) on a bought deal basis to a syndicate of underwriters led by Scotiabank, BMO Capital Markets, CIBC Capital Markets, National Bank of Canada Capital Markets, RBC Capital Markets and TD Securities Inc. for distribution to the public. The Series 19 Preferred Units are being issued by Brookfield Infrastructure L.P. (“BILP”), a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP”), and will be fully and unconditionally guaranteed by BIP and BIPC Holdings Inc., a subsidiary of BIP. The Series 19 Preferred Units will be issued at a price of $25.00 per unit, for gross proceeds of $100,000,000.

Holders of the Series 19 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.75% annually for the initial period ending September 30, 2031. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada bond yield plus 2.35%, and (ii) 5.75%. The Series 19 Preferred Units are redeemable by BILP on September 30, 2031 and on each Series 19 Reclassification Date (as defined below) thereafter.

Holders of the Series 19 Preferred Units will have the right, at their option, to reclassify their Series 19 Preferred Units into Cumulative Floating Rate Reset Class A Preferred Limited Partnership Units, Series 20 (the “Series 20 Preferred Units”), subject to certain conditions, on September 30, 2031 and on September 30 every five years thereafter (each, a “Series 19 Reclassification Date”). Holders of Series 20 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.35%.

Brookfield Infrastructure has granted the underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Series 19 Preferred Units which, if exercised, would increase the gross offering size to $150,000,000.

The Series 19 Preferred Units will be offered in all provinces and territories of Canada by way of a prospectus supplement to BILP’s existing Canadian short form base shelf prospectus dated August 7, 2026. The Series 19 Preferred Units may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act (as defined below).

Brookfield Infrastructure intends to use the net proceeds of the issue of the Series 19 Preferred Units for general corporate purposes. The offering of Series 19 Preferred Units is expected to close on or about August 27, 2026.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Access to the prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering of the Series 19 Preferred Units is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering will be accessible within two business days at www.sedarplus.ca.

An electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from any of the joint bookrunners by contacting Scotiabank by email at equityprospectus@scotiabank.com, BMO Capital Markets by email at torbramwarehouse@datagroup.ca, CIBC Capital Markets by email at mailbox.canadianprospectus@cibc.com, National Bank of Canada Capital Markets by email at NBF-Syndication@bnc.ca, RBC Capital Markets by email at Distribution.RBCDS@rbccm.com, and TD Securities Inc. by email at sdcconfirms@td.com.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over US$1 trillion of assets under management.

Contact Information

Media: John Hamlin Director, Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Investor Relations: Stephen Fukuda Managing Director, Corporate Development & Investor Relations Tel: +1 (416) 956 5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “intends” and “expected” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements or information in this news release include statements regarding use of proceeds and closing of the offering.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties, which could cause actual results to differ materially from those contemplated or implied by the forward-looking statements or information in this news release. Such risks and factors are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in BIP’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.